                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1) /1/



                       SYNAPTIC PHARMACEUTICAL CORPORATION
                       -----------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   87156 R 109
                                   -----------
                                 (CUSIP Number)

                                   Hope Flack
                                BVF Partners L.P.
                        333 West Wacker Drive, Suite 1600
                             Chicago, Illinois 60606
                                 (312) 263-7777
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 9, 1997
                                  ------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)



-------------------------
  /1/    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP NO. 87156 R 109               13D               Page 2 of 7 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a) [X] (b) [ ]
-------------------------------------------------------------------------------

 3  SEC USE ONLY
-------------------------------------------------------------------------------

 4  SOURCE OF FUNDS*
          WC
-------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]
-------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
-------------------------------------------------------------------------------

   NUMBER        7  SOLE VOTING POWER
     OF                  -0-
   SHARES       ---------------------------------------------------------------
 BENEFICIALLY
  OWNED BY       8  SHARED VOTING POWER
  REPORTING              458,592
   PERSON       ---------------------------------------------------------------
    WITH
                 9  SOLE DISPOSITIVE POWER
                         -0-

                ---------------------------------------------------------------

                10  SHARED DISPOSITIVE POWER
                         458,592
-------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
         458,592
-------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES*   [ ]
-------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         6.0%
-------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
         PN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO. 87156 R 109               13D               Page 3 of 7 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         BVF PARTNERS L.P.
-------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a) [X] (b) [ ]
-------------------------------------------------------------------------------

 3  SEC USE ONLY
-------------------------------------------------------------------------------

 4  SOURCE OF FUNDS*
         OO
-------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]
-------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------------------------------------------------------------------------------

    NUMBER       7  SOLE VOTING POWER
      OF                 -0-
    SHARES      ---------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY              849,992
   REPORTING    ---------------------------------------------------------------
    PERSON
     WITH        9  SOLE DISPOSITIVE POWER
                         -0-
                ---------------------------------------------------------------

                10  SHARED DISPOSITIVE POWER
                         849,992
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
         849,992
-------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES*  [ ]
-------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         11.1%
-------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
         PN
-------------------------------------------------------------------------------

                   *    SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 87156 R 109               13D               Page 4 of 7 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         BVF INC.
--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a) [X] (b) [ ]
--------------------------------------------------------------------------------

 3  SEC USE ONLY
--------------------------------------------------------------------------------

 4  SOURCE OF FUNDS*
         WC, OO
--------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]
--------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------

    NUMBER       7  SOLE VOTING POWER
      OF                 -0-
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY
   OWNED BY      8  SHARED VOTING POWER
   REPORTING             849,992
    PERSON      ----------------------------------------------------------------
     WITH
                 9  SOLE DISPOSITIVE POWER
                         -0-
                ----------------------------------------------------------------

                10  SHARED DISPOSITIVE POWER
                         849,992
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
         849,992
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         11.1%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
         IA, CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 87156 R 109               13D               Page 5 of 7 Pages
--------------------------------------------------------------------------------

     This Amendment No. 1 (this "Amendment") relates to the Statement on
Schedule 13D (the "Statement") dated March 19, 1997, filed with the Securities and Exchange Commission on behalf of BVF Partners L.P., a Delaware limited partnership ("Partners"), Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF") and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the common stock, par value $0.01 per share (the "Stock"), of Synaptic Pharmaceutical Corporation, a Delaware corporation ("Synaptic").

     Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since May 16, 1997, Partners, in its capacity as general partner of BVF, has acquired on behalf of such limited partnership an aggregate number of 94,876 shares of the Stock for an aggregate consideration of $1,483,441, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has acquired on behalf of such managed accounts an aggregate number of 40,500 shares of the Stock for an aggregate consideration of $524,471.70, utilizing funds under management by Partners pursuant to investment manager agreements between Partners and such managed accounts.

     Item 4 is hereby amended to read in its entirety as follows:

ITEM 4.   PURPOSE OF TRANSACTIONS.

     The sole purpose of the acquisitions and dispositions of the Stock reported herein is and was for investment. The Reporting Persons did not, at the time of such acquisitions or dispositions of the Stock, and do not presently, have any plan to acquire control of Synaptics or to entirely dispose of the Stock. The Reporting Persons may acquire or dispose of additional shares of the Stock from time to time.

     Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 458,592 shares of the Stock, Partners beneficially owns 849,992 shares of the Stock and BVF Inc. beneficially owns 849,992 shares of the Stock, approximately 6.0%, 11.1% and 11.1%, respectively, of the aggregate number of shares outstanding as of July 25, 1997.

--------------------------------------------------------------------------------
CUSIP NO. 87156 R 109               13D               Page 6 of 7 Pages
--------------------------------------------------------------------------------

     (b) BVF shares voting and dispositive power over the 458,592 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 849,992 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value
Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd.").   ILL10, Palamundo, ZPG
and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is c/o BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past 60 days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past 60 days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

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CUSIP NO. 87156 R 109               13D               Page 7 of 7 Pages
--------------------------------------------------------------------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  July 25, 1997

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ Mark N. Lampert
                    -------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ Mark N. Lampert
               ------------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ Mark N. Lampert
          -----------------------------------
          Mark N. Lampert
          President